Exhibit 23.3

July 29, 2005

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Re:	Contango Oil & Gas Company, Registration Statement on Form S-3

Gentlemen:

The firm of W.D. Von Gonten & Co. consents to the use of its name and to the use of it’s report regarding Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue as of March 31, 2005 in Contango’s Report on Form S-3 for the quarter ended March 31,2005.

W.D. Von Gonten & Co. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours truly,

W.D. VON GONTEN & CO.

/s/ William D. Von Gonten, Jr.
By:	William D. Von Gonten, Jr.
Tx	#73244
Its:	President